Exhibit (a)(5)(d)

Incipio Announces Early Termination of HSR Act Waiting Period for Proposed Acquisition of Skullcandy

IRVINE, Calif.—(BUSINESS WIRE) — Incipio, LLC (“Incipio”) today announced that the Federal Trade Commission has granted early termination of the waiting period required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”) in connection with its cash tender offer to purchase all of the outstanding shares of common stock of Skullcandy, Inc. (NASDAQ: SKUL) (“Skullcandy”).

As previously announced, Incipio and Skullcandy entered into a definitive agreement contemplating the acquisition of Skullcandy by Incipio via a tender offer to acquire all of the outstanding shares of Skullcandy’s common stock at a price of $5.75 per share in cash. The termination of the HSR Act waiting period satisfies one of the conditions to consummate the tender offer. Other closing conditions remain, including, among others, a minimum tender of a majority of the issued and outstanding shares of Skullcandy’s common stock.

The tender offer will remain open for Skullcandy stockholders to tender their shares of common stock until midnight EDT at the end of the day on Tuesday, August 2, 2016, unless extended. Complete terms and conditions of the tender offer can be found in the Offer to Purchase, Letter of Transmittal and other related materials filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2016.

Copies of the Offer to Purchase, Letter of Transmittal and other related materials are available free of charge by contacting Innisfree M&A Incorporated, the information agent for the tender offer, toll-free at (888) 750-5834, and at the website maintained by the SEC at www.sec.gov. American Stock Transfer & Trust Company, LLC is acting as depositary for the tender offer.

About Incipio

Incipio is a global consumer technology solutions platform operating a diverse portfolio of owned and licensed brands at the intersection of design and functionality. Founded in Southern California in 1999, Incipio’s strategy begins with a passion for building amazing product and a commitment to serve its customers. Incipio’s portfolio of brands offers compelling solutions that meet the needs of today’s active mobile consumers, who demand more out of the products they use. For more information, please visit www.incipiogroup.com.

Additional Information

This news release and the description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Skullcandy. Incipio and its wholly-owned subsidiary, Powder Merger Sub, Inc. (“Purchaser”), have filed with the SEC a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Skullcandy has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Skullcandy, Purchaser and Incipio mailed these documents to the stockholders of Skullcandy. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SKULLCANDY STOCKHOLDERS ARE URGED TO READ THEM CAREFULLY. Stockholders of Skullcandy may obtain a free copy of these documents and other documents filed by Skullcandy, Incipio or Purchaser with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders of Skullcandy may obtain a free copy of these documents by contacting Innisfree M&A Incorporated, the information agent for the tender offer, toll-free at (888) 750-5834.

Incipio Contact:

Kelly McElroy

(949) 236-7397

kmcelroy@incipio.com